MANAGEMENT'S DISCUSSION AND ANALYSIS

MANAGEMENT'S DISCUSSION AND ANALYSIS
 FOR THE-THREE MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2008

The following information should be read in conjunction with our unaudited interim consolidated financial statements as at June 30, 2008 and related notes thereto as well as the audited consolidated financial statements and Management’s Discussion and Analysis as at December 31, 2007 and related notes thereto. Our unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The Management’s Discussion and Analysis provides a review of the performance of the Company for the three-month period ended June 30, 2008, as compared to the three-month period ended June 30, 2007 and for the six-month periods then ended. This review was performed by management with information available as at August 7, 2008. Additional information relating to the Company, including its Annual Information Form, can be found on SEDAR on www.sedar.com.

Certain statements in this document are forward-looking and prospective. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions and other forward-looking statements will not prove to be accurate. Readers of this document are cautioned not to place undue reliance on our forward-looking statements as a number of factors could cause future results, conditions, actions or events to differ materially from the operating targets, expectations, estimates or intentions expressed in the forward-looking statements.

Factors that could cause actual results to differ materially include but are not limited to:

  our plans to develop and commercialize product candidates and the timing of these development programs;

  whether we will receive, and the timing and costs of obtaining, regulatory approvals;

  clinical development of our product candidates, including the results of current and future clinical trials;

  the benefits of our drug delivery technologies and product candidates as compared to others;

  our ability to maintain and establish intellectual property rights in our drug delivery technologies and product candidates;

  our need for additional financing and our estimates regarding our capital requirements and future revenues and profitability;

  our estimates of the size of the potential markets for our product candidates;

  our selection and licensing of product candidates;

  our ability to attract distributors and collaborators with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;

  sources of revenues and anticipated revenues, including contributions from distributors and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates;

  our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly;

  the rate and degree of market acceptance of our products;

  the timing and amount of reimbursement for our products;

  the success and pricing of other competing therapies that may become available;

  our ability to hire and retain qualified employees;

  the manufacturing capacity of third-party manufacturers for our product candidates; and

  other risk factors discussed herein and listed from time to time in our reports, public disclosure documents and other filings with the securities commissions in Canada and the United States.

A detailed list of the risks and uncertainties affecting us can be found in our Annual Information Form for the year ended December 31, 2007 filed on SEDAR.

3 | LABOPHARM Q2 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

In some cases, you can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “would”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “project”, “predict”, “intend”, “potential”, “continue” and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based upon what we believe are reasonable assumptions and subject to risks and uncertainties. Given these risks and uncertainties, the forward-looking events and circumstances discussed in this Management’s Discussion and Analysis may not transpire, and you should not place undue reliance on these forward-looking statements since actual future results, conditions, actions or events may vary from the forward-looking information. Also, these forward-looking statements represent our estimates and assumptions only as of the date of this Management’s Discussion and Analysis. We undertake no obligation and do not intend to update or revise these forward-looking statements, unless required by law. We qualify all of the information presented in this Management’s Discussion and Analysis, and particularly our forward-looking statements, with these cautionary statements.

Where we say “we”, “us”, “our”, or the “Company” we mean Labopharm Inc. and its subsidiaries unless otherwise indicated. All amounts are presented in Canadian dollars unless otherwise indicated.

OVERVIEW

We are an international, specialty pharmaceutical company focused on optimizing the performance of existing drugs by incorporating our proprietary, advanced controlled-release technologies. We have multiple products in development. Our lead product, a once-daily formulation of the analgesic tramadol, designed to address the worldwide market for moderate to severe pain products, is being commercialized globally, which may include the U.S. market in the near future following the recent confirmation by the Food and Drug Administration (FDA) of a January 2, 2009 action date on our recently submitted complete response. Our second product, a once-daily formulation of trazodone, a novel serotonin antagonist reuptake inhibitor (SARI) antidepressant, is in New Drug Application (NDA) preparation for U.S and Canadian submission in the second half of 2008, while our third product, a novel twice-daily formulation of the analgesic tramadol plus acetaminophen, is in a pivotal Phase III study with results expected in the first quarter of 2009. Additionally, we have other products in development utilizing both our Contramid® and Misuse Preventive technologies, as well as our polymeric nano-delivery system™ (PNDS™) technology. Our products address large market opportunities and we are in active discussion, in several product areas, with interested commercialization partners.

Our global commercialization program for once-daily tramadol recognizes three markets: Europe, the United States, and the rest of the world. We intend to successfully market our once-daily tramadol product primarily through a series of licensing and distribution arrangements. To date, we have entered into agreements for the distribution of our product in 29 European countries and some of their overseas territories, the United States, Canada, South Korea, Australia, Israel, Turkey, Mexico and 20 other Latin American and Caribbean countries. We are also in discussions with potential partners to commercialize our once-daily tramadol product in other jurisdictions. We have either obtained regulatory approval, submitted applications for regulatory approval or are preparing to submit regulatory applications in more than 30 countries. During the second quarter of 2008, we initiated shipments to South Korea and subsequent to the quarter ended June 30, 2008, we initiated shipments to Australia. Our partners in both these countries launched our once-daily tramadol product in July 2008.

In Europe, our product was launched initially in Germany in November 2005 and has since been launched in ten additional European countries: Czech Republic, Slovakia, Italy, Spain, the United Kingdom, France, Belgium, Poland, Austria and in July 2008, in Romania. In Canada, our product has been launched by our marketing partner, Paladin Labs Inc. (Paladin). During the first quarter of 2008, Paladin entered into a co-promotion agreement with Nycomed Canada Inc., doubling the number of primary care sales representatives promoting our once-daily tramadol product in Canada. We plan to continue to launch our once-daily tramadol product in other countries throughout 2008 and 2009.

Obtaining regulatory approval for our once-daily tramadol formulation in the United States remains a top priority. We have received two approvable letters from the FDA, the first in September 2006 and the second in May 2007. Based on our belief that we have met the statutory standards for approval of our once-daily tramadol formulation, we appealed the FDA’s decision regarding our once-daily formulation of tramadol using the FDA’s Formal Dispute Resolution (FDR) process. Through the FDR process, the FDA suggested we submit additional statistical analysis of existing data as a means to satisfy its requirements. As a result, on July 2, 2008, we submitted a complete response to the FDA, which centers on the additional analysis of existing data using the methodology suggested by the FDA. Our response has been accepted by the FDA as a complete, Class 2 response. We believe that the additional analysis confirms the conclusions of efficacy of our once-daily tramadol formulation consistent with previous analyses that were included in our NDA and additional submissions thereafter. The action date assigned by the FDA under the Prescription Drug User Fee Act (PDUFA) is January 2, 2009.

4 | LABOPHARM Q2 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

Our once-daily formulation of the SARI antidepressant trazodone is designed to address an unmet need in the US$20 billion global market for drugs treating depression. It is recognized that a major challenge in treating depression is early remission due to poor patient compliance in taking their medication, due to slow onset of action and exacerbation of sleep disturbance and agitation. We believe that our once-daily trazodone formulation can not only treat depression but also reduce agitation and improve quality of sleep, thus improving compliance and reducing the need for add-on therapies. Earlier this year we completed a North American Phase III clinical trial (04ACL3-001) for our formulation. The study demonstrated that our formulation of trazodone achieved statistical significance for the primary endpoint in the reduction of depression, and also demonstrated significantly improved patient sleep patterns. We are preparing an NDA, which we expect to submit both in the U.S and Canada during the second half of 2008. We have begun planning for commercialization which includes initiating the transfer of the manufacturing process to a third-party commercial manufacturing site and initiating discussions with potential distributors in the U.S.

We are developing a twice-daily formulation that combines the analgesics tramadol and acetaminophen which is designed to provide both immediate and sustained relief of moderate to severe pain. Based on its potential efficacy, safety and convenience, we believe that our formulation could compete in the US$7 billion global market for prescription drugs that address acute pain. During the first half of 2008, we initiated a pivotal Phase III clinical trial (06CCL3-001) in North America for our formulation, and expect to be able to announce results in the first quarter of 2009.

We are developing a platform for the controlled release of high potency, orally administered drugs that is intended to minimize the potential for unintentional misuse and/or abuse. Misuse and/or deliberate abuse of opioid analgesics is particularly problematic, resulting in an increasing economic and public health burden and becoming an important concern for physicians when treating pain. We completed a pharmacokinetic study on a misuse prevention formulation of once-daily tramadol as proof of principle which achieved positive results. In addition to once-daily tramadol, we are evaluating the use of our misuse prevention platform on other compounds, including high potency pain relief products, and we are preparing to initiate pharmacokinetic studies on two of the most widely misused pain drugs.

The pharmacokinetic study for our twice-daily tramadol and acetaminophen combination formulation demonstrated that the acetaminophen component of the formulation rapidly achieved blood plasma levels associated with efficacy in the currently marketed product, followed by controlled release characteristics. Consequently, we initiated development of a twice-daily formulation of acetaminophen for the sustained relief of mild to moderate pain. We are currently in the process of evaluating the commercial opportunity.

In addition to those products based on our Contramid® technology, we are developing product candidates based on our PNDS™ technology for the delivery of water-insoluble and poorly bioavailable drugs. Our research and development activities to date include proof of concept studies that have been completed for a novel, lipid- and preservative-free formulation of the intravenous anaesthetic propofol using our PNDS™ intravenous platform, as well as for SN-38, a currently intravenously administered colon cancer drug that we have formulated for oral administration using our PNDS™ oral platform.

Our Goal

Our goal is to become a specialty pharmaceutical company, with the expertise and infrastructure to develop and commercialize proprietary therapeutics by taking them from the formulation stage through clinical development and regulatory approval to marketing and sales. We believe that full integration should maximize the value inherent in our technology and product candidates by allowing greater control over the development and commercialization process and generating higher returns on investment.

5 | LABOPHARM Q2 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

Revenue from product sales, corresponding gross margin, and royalties will be the key drivers of our performance as we pursue our activities. Through our license and distribution agreements, we expect to continue to launch our once-daily tramadol product in various markets throughout 2008 and beyond. The contribution of our once-daily tramadol product will vary for each country because of specific market conditions and/or pricing policies. It is difficult to estimate the timing of product launches in various countries because of the regulatory and/or pricing approval processes required before we can market our once-daily tramadol in each jurisdiction. Since 2002, we have secured license agreements for marketing and distribution of our once-daily tramadol product that cover more than 50 countries, and which have generated $38.3 million to date in licensing payments. We believe that revenue growth should also be sustained by the additional products in our pipeline as we move them to commercialization. Our once-daily trazodone product could generate significant licensing payments in the near term as we move forward to secure a license and distribution agreement for the U.S. market.

Research and Development Expenses

Our research and development expenses to date consist primarily of fees paid to outside parties to conduct our clinical studies, manufacturing process validation, analytical testing or other services, salaries and related personnel expenses, materials and laboratory supplies and costs for our facilities and equipment. Our research and development expenses have fluctuated significantly from period to period in the past and are likely to do so in the future as they are impacted by the progress related to our development efforts.

Selling, General and Administrative Expenses

As we expand our operations in order to become a global commercial organization with significant product sales, our selling, general and administrative expenses should increase as we build our infrastructure for our sales, marketing, manufacturing, and product support efforts. These incremental costs to support commercial operations and product sales are necessary in order for us to remain a global organization with increasingly diverse operations, moving away from a primary focus on research and development activities.

Changes in Accounting Policies

Details of the Handbook Sections, released by the Canadian Institute of Chartered Accountants (“CICA”), and which were adopted on January 1, 2008, are presented in note 3 of our unaudited interim consolidated financial statements for the quarter ended June 30, 2008.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our critical accounting policies and estimates remain substantially the same as reported in our Management’s Discussion and Analysis for the year ended December 31, 2007, as included in our annual report, except for the following estimates:

Impairment of Long-Term Investment

At June 30, 2008, we held Canadian third-party asset-backed commercial paper (“ABCP”) in Aurora Trust Series A with a principal value at maturity of $5,751,000. At the date we acquired this investment in May 2007, it was rated R1 (High) by DBRS Limited (“DBRS”), the highest credit rating issued for commercial paper by DBRS. This investment matured on October 15, 2007 but, as a result of illiquidity in the Canadian ABCP market, it did not settle on maturity. As a result, we have classified our ABCP investment as long-term after initially classifying it as an available-for-sale marketable security. The ABCP in which we have invested has not traded in an active market since mid-August 2007 and there are currently no market quotations available.

6 | LABOPHARM Q2 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

On August 16, 2007, an announcement was made by a group representing banks, asset providers and major investors on an agreement in principle to a long-term proposal and interim agreement to convert the ABCP into long-term floating rate notes maturing no earlier than the scheduled maturity of the underlying assets. On September 6, 2007, a pan-Canadian restructuring committee consisting of major investors was formed. The committee was created to propose a solution to the liquidity problem affecting the ABCP and has retained legal and financial advisors to oversee the proposed restructuring process.

On March 20, 2008, the pan-Canadian restructuring committee issued an information statement (“the Information Statement”) containing details about the proposed restructuring. Based on this and other public information it is estimated that we will, on restructuring, receive Class A-1, Class A-2, Class B and Class C long-term floating rate notes with par values of $1,767,000, $3,252,000, $560,000, and $172,000, respectively, and having maturities of approximately eight years. The Class A-1 and A-2 notes are expected by the restructuring committee to obtain an AA credit rating while the Class B and Class C notes are likely to be unrated. On April 25, 2008, a majority of the ABCP holders voted in favour of the restructuring proposal. On June 5, 2008, a court order sanctioning the restructuring of the ABCP was made pursuant to the Companies’ Creditors Arrangement Act. The sanction order remains subject to appeals by certain ABCP holders, and the restructuring is not expected to be implemented until all appeals have been resolved.

The valuation technique we used to estimate the fair value of our investment in ABCP as at June 30, 2008, incorporates probability weighted discounted cash flows considering the available public information regarding market conditions and other factors that a market participant would consider for such investments. The assumptions used in determining the estimated fair value reflect the details included in the Information Statement and the risks associated with the long-term floating rate notes. We assume that the notes will generate a weighted average interest rate of 3.4% . One of the cash flow scenarios modeled is a liquidation scenario whereby, if the restructuring is not successfully completed, recovery of our investment is through the liquidation of the underlying assets of the ABCP trusts.

Discount rates vary dependent upon the credit rating of the replacement long-term floating rate notes. Discount rates have been estimated using average yield of AA rated corporate bonds having similar maturities, adjusted for consideration of additional risk for the lack of information, lack of liquidity and uncertainty with respect to the exact nature of the resulting instrument. A weighted average discount rate of 8.5% was used in our fair-value estimate of our ABCP. An increase in the estimated discount rates of 1 percent would reduce the estimated fair value of our investment in ABCP by approximately $288,000.

The recalibration of the valuation model as at June 30, 2008 based on current available information did not result in a signifi-cant change in the estimated fair value of the ABCP. This fair value represents approximately 65% of the principal value.

Continuing uncertainties regarding the value of the assets which underlie the ABCP, the amount and timing of cash flows and the outcome of the restructuring process could give rise to a further material change in the value of our investment in this ABCP which could impact our near term earnings.

RESULTS OF OPERATIONS

Fluctuations in Operating Results

Our results of operations have fluctuated significantly from period to period in the past and are likely to do so in the future. We anticipate that our quarterly and annual results of operations will be impacted for the foreseeable future by several factors, including the timing of approvals to market our products in various jurisdictions and resulting product sales, the timing and amount of payments received pursuant to our current and future collaborations with third-parties, and the progress and timing of expenditures related to our research, development and commercialization efforts. Due to these fluctuations, we presently believe that the period-to-period comparisons of our operating results are not a reliable indication of our future performance.

7 | LABOPHARM Q2 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

Revenue

For the three-month and six-month periods ended June 30, 2008, total revenue amounted to $4,923,000 and $8,142,000, respectively compared to $5,856,000 and $11,269,000 for the corresponding periods in 2007.

For the three-month and six-month periods ended June 30, 2008, product sales of our once-daily tramadol were $3,859,000 and $6,017,000, respectively compared to $4,149,000 and $7,541,000, respectively for the corresponding periods last year. While our product sales to our partners are lower in 2008 than in 2007, end-user market sales are significantly higher. The reason this is not reflected in our year over year product sales is that in 2007, a large portion of our sales were for initial launch quantities in new markets. Lower volumes in 2008 were partly offset by higher average selling prices per tablet compared to 2007, due primarily to a more favorable product mix. During the second quarter of 2008, we initiated shipments to South Korea.

During the three-month period ended June 30, 2008, we recognized licensing revenue of $1,064,000, representing a portion of the licensing payments received from our marketing and distribution partners under our license and distribution agreements for once-daily tramadol. Licensing revenue for the three-month period ended June 30, 2007 was $1,707,000. For the six-month period ended June 30, 2008, licensing revenue amounted to $2,125,000 compared to $3,728,000 for the corresponding period last year. For both the quarter and the six-month periods ended June 30, 2008, the decrease in licensing revenue recognized is attributable to the extension of the estimated term over which we are recognizing the up-front payment of US$20 million previously received from Purdue Pharma, following receipt of the second FDA approvable letter in May 2007. This up-front payment is recognized on a straight-line basis over the estimated term during which we will be maintaining substantive contractual obligations to Purdue Pharma, namely pursuing regulatory approval in the U.S., and supplying product for an initial eighteen-month period post launch, as per our agreement.

Subsequent to June 30, 2008, we announced that we had reached an agreement with Recordati Ireland Ltd. (Recordati) to reacquire the sales and marketing rights to our once-daily tramadol product for the United Kingdom. Under this agreement, we received a payment of $1,118,000 from Recordati, of which $106,000 was in consideration of an account receivable related to a portion of a milestone payment previously recognized, and re-purchased finished goods inventory from Recordati for a cash consideration of $269,000.

Prior to the conclusion of this agreement, we were recognizing as licensing revenue $102,000 per quarter on a straight-line basis for licensing payments previously received from Recordati. Following the conclusion of this agreement, we will have no further substantive contractual obligations towards Recordati and the balance of the deferred licensing payments previously received and amounting to $3,411,000 as at June 30, 2008, will be recognized as licensing revenue in the third quarter of 2008, together with the unrecognized portion of the $1,118,000 payment amounting to $1,012,000.

Cost of Goods Sold

For the three-month and six-month periods ended June 30, 2008, our cost of goods sold (which excludes depreciation) was $1,683,000 and $2,634,000 respectively, compared to $4,003,000 and $5,704,000 for the corresponding periods last year. Our cost of goods sold consists primarily of raw materials, third-party bulk tablet manufacturing costs, third-party packaging costs and a royalty expense for our once-daily tramadol product. During the second quarter of 2007, following the receipt of the second approvable letter from the FDA for our once-daily tramadol product, we recorded a provision of $1,742,000 for previously capitalized inventory costs and related deposits to manufacturers, which we had incurred in anticipation of U.S. approval in June 2007, and our plan to launch as quickly as possible thereafter. These costs had been capitalized prior to regulatory approval, based on our best estimate of the timing of the launch.

	FOR THE THREE MONTHS ENDED		FOR THE SIX MONTHS ENDED
[in thousands of Canadian dollars]	JUNE 30, 2008	JUNE 30, 2007	JUNE 30, 2008	JUNE 30, 2007
Product sales	3,859	4,149	6,017	7,541
Cost of goods sold	1,683	4,003	2,634	5,704
Gross margin	2,176	146	3,383	1,837
Gross margin %	56%	4%	56%	24%
Adjusted gross margin %	56%	46%[1]	56%	47%[1]
[1] Adjusted to exclude the inventory provision of $1,742,000

8 | LABOPHARM Q2 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three-month and six-month periods ended June 30, 2008, gross margin as a percentage of product sales revenue is 56% compared to an adjusted gross margin (which excludes the aforementioned provision) of 46% and 47% for the corresponding periods in 2007. In 2008, the increase in our gross margin percentage compared to 2007 reflects primarily lower packaging costs, combined with higher average selling prices per tablet, resulting from a more favorable product mix. The reduction in our packaging costs is the result of pricing negotiations with our vendor, and reflects our continued efforts to reduce our costs of goods sold to improve our gross margin. Our gross margin will vary primarily as a result of selling prices in various jurisdictions, currency fluctuations, inventory write-offs, as well as the effect of packaging formats and the size of packaging runs on our cost of goods sold.

Research and Development Expenses

Research and development expenses (before government assistance) for the three-month period ended June 30, 2008 were $6,993,000 compared to $6,521,000 for the three-month period ended June 30, 2007. This increase is primarily the result of the timing and progress of our clinical trial programs, as well as a general increase in our research and development workforce to support the development of our growing product pipeline. In the second quarter of 2008, our Phase III clinical trial for our twice-daily formulation that combines the analgesics tramadol and acetaminophen (06CCL3-001) was ongoing, as well as several pharmacokinetic and other studies for various products in our pipeline. The second quarter of 2007 primarily included costs related to the Phase III clinical trial for our once-daily formulation of trazodone.

For the six-month period ended June 30, 2008, research and development expenses (before government assistance) were $13,844,000 compared with $11,800,000 for the six-month period ended June 30, 2007. This increase is primarily the result of higher clinical trial activity in the current period, as well as an increase in our research and development work-force as we advance the development of our multiple product candidates. In the first half of 2008 clinical trial costs were considerably higher, as we completed the Phase III clinical trial for our once-daily formulation of trazodone (04ACL3-001), we initiated the Phase III clinical trial for our twice-daily formulation that combines the analgesics tramadol and acetamino-phen (06CCL3-001), and we conducted several pharmacokinetic and other studies for various products in our pipeline. The six-month period ended June 30, 2007 primarily included costs related to the initiation of the Phase III clinical trial for our once-daily formulation of trazodone.

Research and development tax credits for the quarter ended June 30, 2008 were $687,000 compared to $840,000 in the corresponding quarter of 2007. For the six-month period ended June 30, 2008, research and development tax credits amounted to $1,847,000 compared to $1,649,000 for the corresponding period last year. During the first quarter of 2008, we released reserves of $450,000 following the favourable audit by the tax authorities of our provincial research and development tax credit claims for the years 2004 to 2006.

The research and development tax credits by jurisdiction are as follows:

	FOR THE THREE MONTHS ENDED		FOR THE SIX MONTHS ENDED
[in thousands of Canadian dollars]	JUNE 30, 2008	JUNE 30, 2007	JUNE 30, 2008	JUNE 30, 2007
Canadian federal research and development tax credits	350	675	800	1,200
Provincial research and development tax credits	337	165	1,047	449
	687	840	1,847	1,649

Selling, general and administrative expenses

Selling, general and administrative expenses for the quarter ended June 30, 2008 were $6,062,000 compared to $6,047,000 for the quarter ended June 30, 2007. During the quarter ended June 30, 2008, we accrued patent litigation costs of US$903,000 as disclosed in note 11 of our unaudited interim consolidated financial statements. These costs, together with increased compensation costs, were offset primarily by lower consulting and other legal fees, and lower non-cash stock-based compensation expense. A higher number of options was granted in 2008, however the fair value of the options granted was significantly lower, due primarily to the relatively lower average stock price during the current period. For the six-month period ended June 30, 2008, selling, general and administrative expenses amounted to $10,878,000 compared to $11,218,000 for the corresponding period last year. The decrease is primarily a result of lower non-cash stock-based compensation, partially offset by the increase in the items noted above for the quarter.

9 | LABOPHARM Q2 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

Financial Expenses

Financial expenses for the quarter ended June 30, 2008 were $709,000 compared to $491,000 for the quarter ended June 30, 2007. For the six-month period ended June 30, 2008, financial expenses amounted to $1,420,000 compared to $1,040,000 for the corresponding period in 2007. The increase is primarily attributable to the higher average outstanding long-term debt balance in the three-month and six-month periods ended June 30, 2008.

Impairment of Long-Term Investment

During the first quarter of 2008 we recorded an additional impairment loss on our long-term investment of $691,000, to consider our revision of the estimate of the fair-value of the ABCP as at March 31, 2008. No further impairment losses were recorded in the second quarter of 2008. It is reasonably possible that the amount ultimately recovered may differ materially from the estimated fair value of this long term investment.

Interest Income

Interest income for the quarter ended June 30, 2008 was $551,000 compared to $925,000 for the quarter ended June 30, 2007. For the six-month period ended June 30, 2008 interest income totalled $1,203,000 compared to $1,897,000 in the corresponding period in 2007. The decrease is primarily attributable to a lower average balance of cash and investment balances, combined with lower average rates of return earned on our investments in 2008.

Foreign Exchange (Gain) Loss

For the quarter ended June 30, 2008, we recorded a foreign exchange gain of $20,000, compared to a loss of $393,000 for the quarter ended June 30, 2007. The foreign exchange loss in the quarter ended June 30, 2007 resulted from the relative strengthening of the Canadian currency versus the Euro and the unfavourable impact this had on cash held in Euros. For the six-month period ended June 30, 2008, the foreign exchange gain amounted to $292,000 compared to a loss of $387,000 for the corresponding period in 2007. The gain realized during the six-month period ended June 30, 2008 resulted primarily from the favourable impact of the strengthening of the Euro against the Canadian dollar, on our cash balances held in Euros.

Income Taxes

For the quarter ended June 30, 2008, income tax expense amounted to $350,000 compared to $675,000 for the quarter ended June 30, 2007. For the six-month period ended June 30, 2008, income tax expense amounted to $800,000 compared to $1,202,000 for the corresponding period of the previous year. For both 2008 and 2007, we have not deducted certain discretionary research and development expenses, in order to record sufficient Canadian Federal taxable income to allow us to utilize our non refundable Canadian Federal research and development tax credits. These Canadian Federal research and development tax credits have a limited carryforward period, whereas the discretionary research and development expenses have an unlimited carryforward period.

Net Loss and Net Loss Per Common Share

Net loss for the three-month period ended June 30, 2008 was $10,140,000 or $0.18 per common share, compared to $11,009,000 or $0.19 per common share, for the three-month period ended June 30, 2007. The decrease in net loss is primarily the result of our improved gross margin. For the six-month period ended June 30, 2008, net loss was $19,832,000 or $0.35 per common share, compared with $17,508,000, or $0.31 per common share for the corresponding period last year and increased primarily as a result of higher research and development expenses.

10 | LABOPHARM Q2 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTERLY INFORMATION

The following selected financial information is derived from our unaudited quarterly financial statements for each of the last eight quarters.

	FOR THE MONTHS ENDED
[in thousands of Canadian	JUNE 30,	MARCH 31,	DEC. 31	SEPT. 30	JUNE 30,	MARCH 31,	DEC. 31	SEPT. 30
dollars, except per share data]	2008	2008	2008	2008	2007	2007	2007	2007
Product sales	3,859	2,158	1,576	2,818	4,149	3,392	2,819	1,097
Licensing and other	1,064	1,061	1,060	2,275	1,707	2,021	2,339	2,229
Total Revenue	4,923	3,219	2,636	5,093	5,856	5,413	5,158	3,326
Net loss	(10,140)	(9,692)	(10,036)	(9,031)	(11,009)	(6,499)	(7,165)	(4,361)
Basic and diluted net loss
per common share	(0.18)	(0.17)	(0.18)	(0.16)	(0.19)	(0.11)	(0.13)	(0.08)

LIQUIDITY AND CAPITAL RESOURCES

Sources of Liquidity and Funding Requirements

We have incurred substantial operating losses since our inception due in large part to expenditures for our research and development activities. At June 30, 2008, we had an accumulated deficit of $224,756,000. To date, we have financed our cash requirements primarily through share issuances, debt financing, licensing payments, investment tax credits, collaborative research contracts and interest income.

On December 21, 2007, we entered into an agreement for a US$25,000,000 term loan, maturing in December 2011. Under the terms of the new term loan agreement, we received US$15,000,000 (Tranche A) upon signing of the agreement, with the remaining US$10,000,000 available beginning May 15, 2008 through November 15, 2008 (Tranche B).

Cash, cash equivalents and available-for-sale marketable securities totalled $55,319,000 as at June 30, 2008 compared to $71,899,000 as at December 31, 2007, a decrease of $16,580,000, primarily as a result of funds used in operating activities. In addition, we hold an investment in ABCP having a principal value of $5,751,000 and an estimated fair value as at June 30, 2008, of $3,739,000 which has been classified as a long-term investment. The investment of these funds is governed by our corporate investing policy. As at June 30, 2008, our marketable securities included guaranteed investment certificates, and bonds issued by government agencies and Canadian corporations.

As at June 30, 2008, working capital1 was $48,168,000. Accounts receivable totalled $1,870,000 as at June 30, 2008 and primarily included trade receivables and sales taxes receivable. Research and development tax credits receivable totalled $1,797,000 and included the estimated tax credits for the year ended December 31, 2007 and for the six-month period ended June 30, 2008. Inventories totalled $1,918,000 and consisted of raw materials, intermediate finished product (primarily bulk tablets) and finished packaged goods, for ongoing commercialization. Accounts payable and accrued liabilities totalled $9,038,000 as at June 30, 2008 and included trade payables and accrued payroll and related expenses and other payables. Deferred revenue totalled $19,376,000 as at June 30, 2008 and included the unrecognized portion of the licensing fees received from the various licensees of once-daily tramadol. These licensing fees are generally recognized as revenue over the term during which we maintain substantive contractual obligations to the licensee.

Under our current operating plan, we believe that our current cash, cash equivalents and marketable securities, potential proceeds from our term loan agreement, and research and development tax credits should be sufficient to finance our operations and capital needs beyond the next eighteen months. Potential funding from additional license agreements for our most advanced products should extend our cash autonomy further. However, in light of the inherent uncertainties associated with research and development programs, the scale-up and commercialization of products, the results of clinical testing, receipt of regulatory approval of certain products and the ability to secure licensing agreements, it may be necessary for us to either (i) raise additional funds for the continuing development and marketing of our products, or (ii) delay or scale-back our development programs. Furthermore, additional financing may also be required for business acquisitions or to acquire additional products or technologies.

1 Working capital is not a measure defined by GAAP and is here calculated as total current assets less total current liabilities. Working capital, as calculated by us, may not be comparable to similar measures presented by other issuers.

11 | LABOPHARM Q2 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

Cash Flows

Funds used in operating activities prior to net changes in non-cash operating items amounted to $8,844,000 for the quarter ended June 30, 2008, compared to $8,604,000 for the quarter ended June 30, 2007. The lower net loss in 2008 was offset by lower non-cash items, primarily stock-based compensation and unrealized foreign exchange. The net change in non-cash operating items represented a use of cash of $213,000 for the three-month period ended June 30, 2008, compared to $1,060,000 for the corresponding period in 2007, a decrease primarily due to the timing of collection of our accounts receivable. For the six-month period ended June 30, 2008, funds used in operating activities prior to net changes in non-cash operating items amounted to $16,568,000, compared to $13,022,000 for the six-month period ended June 30, 2007, increasing primarily as a result of our higher net loss in the current six-month period. Net changes in non-cash operating items provided funds of $717,000 for the six-month period ended June 30, 2008, compared to $108,000 for the corresponding period in 2007, an increase due primarily to the timing of the receipt of various amounts receivable.

Funds generated from or used by investing activities primarily reflect the proceeds from maturities of marketable securities net of their reinvestment. In addition, capital expenditures for the current quarter were $808,000 compared to $375,000 for the three-month period ended June 30, 2007. For the six-month period ended June 30, 2008, capital expenditures were $1,425,000 compared to $1,269,000 for the corresponding period in 2007. Capital expenditures for the first half of 2008 were primarily related to the acquisition of laboratory equipment, office and information technology equipment, building improvements and patents and trademarks. During the quarter ended June 30, 2008, we established our U.S. headquarters in Princeton, New Jersey.

For the quarter ended June 30, 2008, funds used by our financing activities amounted to $162,000 compared to $929,000 for the quarter ended June 30, 2007. For the six-month period ended June 30, 2008, funds used by our financing activities amounted to $185,000 compared to $1,879,000 for the six-month period ended June 30, 2007. The lower use of funds in 2008 is primarily due to the fact that no principal repayments are payable in 2008 on our new term loan agreement completed in December 2007, while in 2007 the amortization schedule of our former term loan did include principal repayments.

OFF-BALANCE SHEET ARRANGEMENTS

To date, we have not had any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

OUTSTANDING SHARE DATA

The number of common shares outstanding as of August 7, 2008 is 56,824,063 and has increased by 1,700 since June 30, 2008, due to the exercise of stock options. The number of stock options outstanding as of August 7, 2008 is 4,458,050 and has decreased by 25,200 since June 30, 2008, due to the exercise of 1,700 stock options and the expiry of 43,500 stock options, net of the grant of 20,000 stock options.

QUANTITATIVE AND QUALITATIVE DISCLOSURES OF MARKET RISKS

Disclosure of the fair value of the financial instruments, foreign currency risk, interest rate risk, credit risk and liquidity risk is presented in note 10 of our unaudited interim consolidated financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets. Section 3064, which replaces Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. This standard is effective for our interim and annual financial statements beginning on January 1, 2009. We are currently assessing the impact of the adoption of this new Section on our consolidated financial statements.

The CICA will converge Canadian GAAP with International Financial Reporting Standards [“IFRS”] over a transition period to end in 2011. We are currently assessing the impact of the transition to IFRS on our consolidated financial statements.

12 | LABOPHARM Q2 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

CONTROLS AND PROCEDURES

In accordance with the Canadian Securities Administrators Multilateral Instrument 52-109, the Company has filed certifi-cates signed by the President and Chief Executive Officer and the Senior Vice-President and Chief Financial Officer that, among other things, report on the design of disclosure controls and procedures and the design of internal control over financial reporting.

The Company has designed disclosure controls and procedures to provide reasonable assurance that material information relating to the Company is made known to the President and Chief Executive Officer and the Senior Vice-President and Chief Financial Officer, particularly during the period in which the interim filings are being prepared.

The Company has designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Company’s GAAP.

All control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention or overriding of the controls or procedures. As a result, there is no certainty that our disclosure controls and procedures or internal control over financial reporting will prevent all errors or all fraud.

There were no changes in our internal controls over financial reporting that occurred during the quarter ended June 30, 2008 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

13 | LABOPHARM Q2 2008